Exhibit 99.1

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

Room 801 and 802, 8th Floor, W1 Office Building, Oriental Commerce Tower
No.1 Chang An Street, Dong Cheng District
Beijing, PRC 100006

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held December 30, 2020

To the Shareholders of Puhui Wealth Investment Management Co., Ltd.,

Notice is hereby given that the Annual Meeting of the Shareholders of Puhui Wealth Investment Management Co., Ltd. (the “Company”) will be held on December 30, 2020 at 10:00 A.M. Beijing Time at the Company’s headquarters, located at Room 801 and 802, 8th Floor, W1 Office Building, Oriental Commerce Tower, No.1 Chang An Street, Dong Cheng District, Beijing, People’s Republic of China, 100006. The meeting is called for the following purposes:

1.     To elect a board of four directors, namely:

(a)     Zhe Ji, being a current director of the Company retiring at the next annual general meeting, shall be re-elected as a director of the Company;

(b)    Jun Wang, being a current director of the Company retiring at the next annual general meeting, shall be re-elected as a director of the Company;

(c)     Qingbin Meng, being a current director of the Company retiring at the next annual general meeting, shall be re-elected as a director of the Company; and

(d)    Zhi Su, being a current director of the Company retiring at the next annual general meeting, shall be re-elected as a director of the Company;

2.      To ratify the appointment of Friedman LLP as the Company’s independent registered accounting firm for the fiscal year ending June 30, 2021; and

3.      To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on December 1, 2020 (the “Record Date”) has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting.    The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about December 9, 2020.

Holders of the Company’s ordinary shares, par value US$0.001 per share (the “Shares”), at the close of business on the Record Date are cordially invited to attend the meeting in person as well as any adjourned or postponed meeting thereof. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. You may obtain directions to the meeting by calling +86 (10) 53605158.

The Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: www.proxyvote.com.

By Order of the Board of Directors,
Dated: December 8, 2020	/s/ Zhe Ji
Zhe Ji
Chief Executive Officer and Chairman of the Board